[LETTER HEAD]
[GRAPHIC]

March 27, 2007

Mr. Karl Hiller
Branch Chief
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:                                                                               Aber Diamond Corporation
Form 40-F for the Fiscal Year Ended 1/31/06
Filed May 1, 2006
File No. 0-17227

Dear Mr. Hiller:

Further to our discussion yesterday, please find our response to Comment #3 of your letter dated March 16, 2007 regarding Aber Diamond Corporation (the “Company” or “Aber”). Additionally, we will provide a detailed response later this week for Comments #1, #2 and #4 included in your letter, including a pro forma showing the changes to our disclosure.

Comment 3

We note your response to prior comment 5, explaining that you agreed to accept $7 million from Tiffany in December 2004 in exchange for canceling your right under the terms and conditions in the private placement subscription agreement (PPSA) that restricted Tiffany in reselling the 8 million shares that it purchased from you in 1999. You state that you recorded this receipt as income rather than as a direct adjustment to equity because it represented a “compensation payment”.

We note that CICA 3610 prohibits capital transactions from entering into the determination of net income. The guidance in paragraph 2 provides examples of items that are included in capital transactions, such as:

(a)   changes in capital, including premiums, discounts and expenses relating to the issue, redemption or cancellation of share capital; and

(b)   gains or losses on purchase and resale by a company for its own issued common shares, or purchase and cancellation of its shares.

The guidance in CICA 3251 further clarifies that contributed surplus in the form of surplus paid in by equity holders includes premiums on shares issued, any portion of the proceeds of issue of shares, and “...any other contribution by equity holders in excess of amounts allocated to share capital.” The guidance in paragraph 28 of APB 9, for US GAAP purposes, similarly clarifies that “...adjustments or charges or credits resulting from transactions in the company’s own capital stock” should be excluded from the determination of net income “under all circumstances”.

If Tiffany paid $7 million to remove the restrictions hindering the resale of the stock, it would seem that substantively this would be equivalent to your repurchasing the restricted shares and issuing unrestricted shares, which would generally be viewed as a capital transaction. Given that the restrictions were attached to the original issuance of the shares, we do not see how you arrived at the view that additional funds received to alter these provisions would not require classification as contributed surplus.

Given that Tiffany appears to have been entitled to sell the shares prior to the two year anniversary date of the last day of the first month that you commenced commercial production, with the stipulation that, for a limited period of time after receiving notice from Tiffany, you would be entitled to designate an alternate purchaser than the one chosen by Tiffany, and since the Extinguishment and Termination Agreement seems to specify the agents who will purchase the shares from Tiffany, rather than simply revoking the original clause, it is unclear how you determined that you would be entitled to payment for what appears to be performance under the original agreement.

We also understand that you amended the diamond sales agreement with Tiffany in conjunction with the change in the PPSA, based on the disclosure in the press release attached to the Form 6-K that you filed on December 7, 2004, having the effect of eliminating a market price discount previously available to Tiffany. Please submit all agreements pertaining to this arrangement, including the original and any restated agreements or amendments for review.

Tell us how the economic aspects of the revisions to the diamond sales agreement factored into your negotiations in securing the $7 million payment, as well as the $12 million payment you had to make to Tiffany, as suggested by the $5 million net figure mentioned in your Form 6-K. Explain how you have accounted for this payment to Tiffany and your rationale. Also explain in greater detail why Tiffany was unable to sell the stock under the original terms of the arrangement without paying the $7 million figure.

Our response: By way of background information, the Company purchased 51% ownership of Harry Winston on April 1, 2004, being the first quarter of Aber’s fiscal year ended January 31, 2005. Harry Winston is an ultra-luxury retailer of fine jewelry and watches and is a direct competitor of Tiffany and Co. (“Tiffany”) in the higher end of the luxury goods market. The flagship stores of both Tiffany and Harry Winston are located diagonally across from each other on 5th Avenue in New York City. Further, in the third quarter of Fiscal 05, shortly after Aber’s purchase of the controlling interest, Harry Winston opened two additional salons, in Taipei and Las Vegas, both locations being very strong markets for Tiffany.  The opening of these two locations brought the total number of Harry Winston salons to eight, with a budgeted two to three salon openings for each of the fiscal years thereafter. Accordingly, in the fall of 2004, Tiffany found itself as an indirect investor in one of its primary competitors. There are now thirteen salons supporting the Harry Winston brand, all of which have been opened in luxury markets in competition with pre-established Tiffany locations.

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Under the Private Placement Subscription Agreement (“PPSA”), Tiffany was precluded from selling its 8 million common shares in Aber before a specified date without complying with certain substantive restrictions in favor of Aber. These restrictions were critical to the growth of Aber in 1999 at the pre-development stage of the Diavik Mine. Tiffany’s subscription for shares of Aber provided Aber with funds for its share of the investment in the development of the mine, a customer for its diamonds and credibility in the market. We believe that Tiffany was compelled to sell its shareholding in calendar 2004 rather than wait until August 31, 2005 for the following reasons:

•                             Tiffany did not want to be an Indirect investor in one of its primary competitors;

•                             Tiffany perceived the investment in Aber as a conflict of interest;

•                             Tiffany might have to answer difficult questions from shareholders and analysts at its annual general meeting regarding indirect ownership in Harry Winston;

•                             There might be brand confusion in the market place;

•                             Tiffany could be seen as providing indirect financing to the expansion of Harry Winston salons.

As the Aber share price had increased substantially from the date Tiffany had acquired the shares and in conjunction with the increasing challenge to Tiffany of its competitive relationship with Aber, Tiffany sought to negotiate the release of those restrictions which, in particular, precluded it from selling its Aber investment within the fiscal year in which Harry Winston was acquired by Aber. In this regard an extinguishment fee of $7 million was negotiated between the two companies.

While we recognize that there is a capital component in this transaction, we view the value of such capital component to be negligible to Aber. The substance of the transaction was a compensation payment to Aber for the release of restrictive terms and conditions, the value of which was important to Aber when negotiated in 1999, well before the commencement of production at the Diavik Mine. These restrictions were inconsequential in value in December 2004, given that the restrictions would expire by August 31, 2005 and in light of the robust Diavik mine production and strong Aber financial results. Accordingly, the payment was recorded as Other Income, appropriately excluded from all operating income and related margins, with full note disclosure. The $7 million payment was received in cash. This transaction related to a specific set of circumstances which will not be repeated and has no continuing impact on future financial reporting.

The $12 million payment to Tiffany from Aber for the extinguishment of a purchase discount was a separate transaction. The $12 million was based on a valuation prepared for Aber which modeled the discounted cash flow of the expected relevant qualifying Tiffany sales and related sales discount to the end of the diamond sales agreement. The elimination of the discount represented the only change to the diamond sales agreement. Tiffany remains obligated to purchase up to $50 million per

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annum of Tiffany qualifying diamonds from the Diavik Mine production. Aber is not, however, obligated to sell diamonds to Tiffany unless the diamonds are of Tiffany quality. In this regard, the qualifying diamonds are identified based on a pre-determined sample, established by Tiffany and Aber at the beginning of the sales agreement. Tiffany is required to issue purchase orders for qualifying diamonds in January and July of each year for the subsequent six month period. The market price for those orders is established at the beginning of each six month period when Aber sells a subset of the Tiffany qualifying diamonds on the open market to establish the sales price for the next six months.  If Tiffany issues purchase orders at other times during the year, the purchase price is established based on the open market price in the month that the order is placed.

We are currently in the process of completing our financial statements and management’s discussion and analysis for the year ended January 31, 2007. We understand that you will discuss our response on this matter internally and look forward to hearing from you later this week.

If you have any further questions, please contact me at (416) 362-2237 ext. 235.

Sincerely, Aber Diamond Corporation

/s/ Alice Murphy
Alice Murphy
Vice President and Chief Financial Officer

cc: Nasreen Mohammed

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DIAMOND SUPPLY AGREEMENT

DATED the 10th day of March, 2003.

BETWEEN:

TIFFANY AND COMPANY, a corporation incorporated under the laws of the State of New York

(“Retailer”)

OF THE FIRST PART,

and

ABER DIAMOND MINES LTD., a corporation incorporated under the laws of the Northwest Territories, Canada

(“Vendor”)

OF THE SECOND PART.

WHEREAS Vendor expects to have access to a steady supply of rough diamonds from the Diavik Mine, as hereinafter defined, and meeting Retailer’s quality requirements;

AND WHEREAS Retailer wishes to secure access to that supply and Vendor wishes to establish a regular market for such goods;

AND WHEREAS Retailer is prepared to make a minimum purchase commitment for such goods and Vendor is prepared to grant Retailer certain preferential rights with respect to the purchase of additional such goods;

AND WHEREAS the parties hereto wish to establish the terms and conditions under which Vendor shall sell and Retailer shall purchase such goods;

AND WHEREAS Aber Fifth Avenue Corporation (an Affiliate of Vendor) and Tiffany & Co. ICT, Inc. (an Affiliate of Retailer) entered into a Partnership Agreement (the ‘Partnership Agreement”) dated as of November 1, 2001 and, in connection therewith, established the Abany Diamond Partnership (the “Partnership”), which Partnership entered into a rough diamond supply agreement (the “Rough Diamond Supply Agreement”) with Vendor dated as of November 1, 2001 in respect of the supply of rough diamonds by Vendor to the Partnership, and which Partnership entered into a supply agreement (the “Supply Agreement”) with Retailer dated as of November 1, 2001 in respect of the supply of rough diamonds by the Partnership to Retailer,

AND WHEREAS Aber Fifth Avenue Corporation and Tiffany & Co. ICT, Inc. intend to amend the Partnership Agreement and suspend the operations of the Partnership and, in connection therewith, (a) Vendor and the Partnership intend to terminate the Rough Diamond Supply Agreement; (b) the Partnership and Retailer intend to terminate the Supply Agreement; and (c) Vendor and Retailer propose to enter into this Agreement to replace the foregoing agreements.

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the mutual covenants and agreements contained herein and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged by each of the parties hereto, the parties covenant and agree as follows:

ARTICLE I
INTERPRETATION

1.1                  Definitions

In this Agreement, except as otherwise expressly provided, the following words or expressions shall have the meanings set out below:

(a)                    “Aber” means Aber Diamond Corporation, a corporation continued under the Canada Business Corporations Act;

(b)                   “Affiliate” has the meaning ascribed thereto in the Securities Act (Ontario);

(c)                    “Agreement” means this agreement and all amendments made hereto by written agreement between the parties hereto;

(d)                   “Agreement Year” means each full calendar year following the Production Date;

(e)                    “Allocated Qualifying Rough” means Qualifying Rough supplied out of Vendor’s allocation or reasonably expected allocation from the Diavik Mine pursuant to the Diavik JV Agreement;

(f)                      “Appraiser” has the meaning ascribed thereto in Section 6.1;

(g)                   “Authority” means any governmental or regulatory authority, body, agency or department, whether federal, provincial, municipal or local, and any court, tribunal or similar body;

(h)                   “Business Day” means a day of the year other than a Saturday or Sunday or statutory holiday in the Province of Ontario or the State of New York;

(i)                       “Default Rate” means a rate of interest which at all times is two (2) percentage points above the rate of interest at any given time equal to the rate of interest per annum then most recently announced by the Canadian Imperial Bank of Commerce at its head office branch in the Province of Ontario as its reference rate for determining interest rates upon demand commercial loans in United States funds in Canada, and commonly referred to as its “prime rate”;

(j)                       “Diavik JV Agreement” means the Diavik joint venture agreement made as of March 23, 1995 between Aber Diamond Corporation and Kennecott Canada Inc., as amended by Amending Agreement dated December 1, 1996 and by Amending Agreement dated January 17, 2002 as the same may be amended, modified, restated or varied from time to time;

(k)                    “Diavik Mine” means the Diavik Diamonds project in the Northwest Territories of Canada;

(l)                       “Discount Cancellation Amount” has the meaning ascribed thereto in Section 6.1;

(m)                 “Discount Cancellation Notice” has the meaning ascribed thereto in Section 6.1;

(n)                   “Discretionary Orders” mean certain Qualifying Orders defined in Section 2.2 below;

(o)                   “Force Majeure” means discontinuance of or substantial interference with a party’s business, in whole or in part, or its ability to perform its obligations under this Agreement by reason of fire, flood, earthquake, tempest, labor dispute, war, act of God, embargo, civil commotion or governmental regulation or other causes beyond the reasonable control of the party including, in the case of Vendor, Vendor’s inability to procure Qualifying Rough due to circumstances beyond its control;

(p)                   “Incoterms” means FCA, named place: Vendor’s place of business in Toronto, Ontario, Canada, or such other location as the parties may agree in writing, as provided for in INCOTERMS 1990;

(q)                   “Individual Assortment” means an assortment of Qualifying Rough assembled pursuant to the provisions of Section 4.1 below;

(r)                      “Issuer” means Retailer or an Affiliate of Retailer;

(s)                    “Mandatory Orders” mean certain Qualifying Orders defined in Section 2.2 below;

(t)                      “Market Price” means the price per carat for all Qualifying Rough within an Individual Assortment, as established pursuant to Section 4.3 below;

(u)                   “Nominal Prices” has the meaning ascribed thereto in Section 4.2;

(v)                   “Order Value” means the aggregate Market Price of any Qualifying Order, exclusive of any Taxes, shipping, handling, packing or insurance charges that Retailer might otherwise be required to pay;

(w)                 “Person” means an individual, partnership, limited partnership, unincorporated association, organization, syndicate, corporation, trust and a trustee, executor, administrator or other legal or personal representative;

(x)                     “Price Discovery Parcels” means one or more assortments of Qualifying Rough, each sorted to and consistent with an Individual Assortment, offered for sale at arm’s length to third parties by Vendor pursuant to the provisions of Section 4.3 below;

(y)                   “Production Date” means the date upon which the Diavik Mine commences production within the meaning of subsection 64(1) of the Canada Mining Regulations pursuant to the Territorial Lands Act of Canada;

(z)                     “Qualifying Order” means a purchase order meeting the qualifications set forth in Section 3.1 hereof;

(aa)              “Qualifying Polished” means cut and polished gems made from Qualifying Rough;

(bb)            “Qualifying Rough” means untreated Canadian-mined diamonds which, in the opinion of a person qualified and experienced in the diamond trade and acting in good faith, are projected to yield, when properly cut and polished by a competent manufacturer, cut and polished gems colored in the D through I range, with VS clarity or better and fluorescence of medium or lower, but not including Specials;

(cc)              “Retailer” has the meaning ascribed to it in the recitals hereto;

(dd)            “Second Anniversary Date” has the meaning ascribed thereto in Section 6.1;

(ee)              “Selling Notice” has the meaning ascribed thereto in Section 6.1;

(ff)                  “Specials” means untreated Canadian-mined diamonds, which: (i) in the opinion of a person qualified and experienced in the diamond trade and acting in good faith, are projected to yield, when properly cut and polished by a competent manufacturer, cut and polished gems that are fancy-colored (non-white); or (ii) are larger than 10.8 carats (rough weight);

(gg)            “Standard Assortment” means the full set of Individual Assortments of Qualifying Rough assembled in accordance with the provisions of Section 4.1 below;

(hh)            “Taxes” means all governmental taxes, levies, duties, assessments, reassessments and other charges of any nature whatsoever, whether direct or indirect, including income tax, profits tax, gross receipts tax, corporation tax, sales and use tax, wage tax, payroll tax, worker’s compensation levy, capital tax, stamp duty, real and personal property tax, land transfer tax, customs or excise duty, excise tax, turnover or value-added tax on goods sold or services rendered, withholding tax, social security and unemployment insurance charges or retirement contributions, and any interest, fines, additions to tax and penalties thereon;

(ii)                    “Vendor” has the meaning ascribed to it in the recitals hereto; and

(jj)                    “Vendor’s Right” has the meaning ascribed thereto in Section 6.1.

1.2      Construction

In this Agreement:

(a)                    words denoting the singular include the plural and vice versa and words denoting any gender include all genders;

(b)                   the word “including”, “include” and “includes” shall mean “including without limitation”, “include, without limitation” and “includes, without limitation”, respectively;

(c)                    any reference to a statute shall mean the statute in force as the date hereof and any regulation in force thereunder, unless otherwise expressly provided;

(d)                   the use of headings is for convenience of reference only and shall not affect the construction of this Agreement;

(e)                    when calculating the period of time within which or following which any act is to be done or step taken, the date which is the reference day in calculating such period shall be excluded. If the last day of such period is not a Business Day, the period shall end on the next Business Day;

(f)                      all dollar amounts are expressed in United States funds; and

(g)                   any tender of documents or money under this Agreement may be made only upon the parties and money may be tendered by ordinary cheque payable in United States funds drawn upon a bank licensed to do business in any state of the United States or upon a Canadian chartered bank.

ARTICLE II
ACCEPTANCE AND ISSUANCE OF QUALIFYING ORDERS

2.1      Obligation to Accept Qualifying Orders; Limitations on Third-Party Orders

Subject to the terms and conditions of this Agreement, Vendor agrees to accept and perform under Qualifying Orders issued by Issuer.

With the exception of sales of Price Discovery Parcels, as provided for under Section 4.3 below, which shall not exceed twenty percent (20%) of Vendor’s Allocated Qualifying Rough, Vendor agrees not to sell Allocated Qualifying Rough to, or accept orders for Allocated Qualifying Rough from, third parties (other than Qualifying Orders issued by Retailer’s Affiliates) unless and until Retailer has been afforded a reasonable opportunity (not to exceed fifteen (15) days) to issue a Qualifying Order for such Allocated Qualifying Rough.

2.2      Obligation to Issue Qualifying Orders

Subject to the terms and conditions of this Agreement, Retailer agrees to issue and perform under Qualifying Orders, and/or to procure the issuance and performance of Qualifying

Orders by one or more of Retailer’s Affiliates, having an aggregate Order Value of no less than Fifty Million Dollars ($50,000,000) in each and every Agreement Year. The minimum figure used in the foregoing sentence shall not imply a limitation on the right of Retailer to issue, or procure the issuance of, Qualifying Orders in excess of such minimum.

Qualifying Orders shall be issued in the months of January and July (“Mandatory Orders”) and may be issued in any other months (“Discretionary Orders”).

2.3                  Limitations on Vendor’s Obligation to Accept Qualifying Orders

Notwithstanding any other term or condition of this Agreement, Vendor shall not have any obligation to accept, nor shall it be deemed to have accepted, Qualifying Orders to the extent that such Qualifying Orders cannot be supplied out of Vendor’s Allocated Qualifying Rough.

2.4                  Limitations on Retailer’s Right to Issue Qualifying Orders; Inventory Reports

Notwithstanding the provisions of Section 2.1 above, Retailer agrees that it will not issue, nor cause or procure the issuance of by any of its Affiliates, any Qualifying Orders except to the extent that such Qualifying Orders are issued to assure a supply of, and on the basis of reasonable demand forecasts with respect to, Qualifying Polished to be purchased by Retailer for resale by Retailer in the ordinary course of its business. Retailer affirmatively covenants and agrees that it will not place, nor cause or procure the placement by any of its Affiliates of, Qualifying Orders with the intention of trading in either Qualifying Rough or Qualifying Polished except in support of the Issuers’ needs for Qualifying Polished in the ordinary course of its business. Retailer agrees that it will provide Vendor with a report of its and its Affiliates’ inventory of Qualifying Rough each month as at the close of business of the previous month, such report to be segmented by Individual Assortment and to indicate the number of carats of Qualifying Rough on hand within each such Assortment.

ARTICLE III
QUALIFYING ORDERS

3.1                  Issuance of Qualifying Orders

For purposes of this Agreement, a purchase order for Qualifying Rough shall be deemed a “Qualifying Order” if it meets the following requirements:

(a)                    it is in writing and sent to [name/title] of the Vendor at [fax#];

(b)                   it is issued to Vendor by Issuer;

(c)                    it refers to and is in compliance with this Agreement; and

(d)                   it specifies the number of carats of Qualifying Rough ordered, segmented by reference to one or more Individual Assortments.

3.2                  Terms Deemed Incorporated in Qualifying Orders

All Qualifying Orders shall be deemed to include, and when accepted, to be accepted upon, each and every one of the following terms unless a contrary result is clearly indicated by a writing signed by Vendor and the Issuer of such order, and not by reference to course of dealing, acquiescence or failure to object:

(a)                    the purchase price for all Qualifying Rough shall be the Market Price in effect during the month of order placement, regardless of the date that the Qualifying Order is actually or deemed accepted by Vendor and regardless of the date of shipment, less a discount of                 (   %) of such Market Price;

(b)                   Qualifying Rough to fill Mandatory Orders shall be delivered in ten generally equal monthly installments, as determined by Vendor after consultation with the Issuer of the order and after taking into account such Issuer’s needs and the projected availability to Vendor of Qualifying Rough, the first such monthly installment to be delivered in the month following issuance of the order and the remaining installments to be delivered in each of the following nine (9) months; Qualifying Rough to fill Discretionary Orders shall be delivered in the month following order placement;

(c)                    the purchase terms for Qualifying Rough shall be cash on delivery;

(d)                   Incoterms;

(e)                    the provisions of Article VIII of this Agreement;

(f)                      time shall be of the essence with respect to delivery of each installment of any Qualifying Order, and the Issuer of such order may cancel any installment not delivered within thirty (30) Business Days of its due date; and

(g)                   Vendor shall not be liable for its failure to deliver to the extent excused by Force Majeure.

ARTICLE IV
ESTABLISHMENT OF MARKET PRICES

4.1                  Preparation of Standard Assortment

As soon as practicable following the execution of this Agreement, Vendor or one of its Affiliates, shall engage a diamantaire to consult with Retailer and determine the full range of Qualifying Polished in terms of quality and size of stone that Retailer wishes to yield from Qualifying Rough procured on a regular basis from Vendor. Based upon that consultation, Vendor shall cause such diamantaire to assemble proposed Individual Assortments of Qualifying Rough, the stones within each such Individual Assortment to be, in the opinion of such diamantaire: (i) generally consistent in terms of market value per carat of rough and (ii) projected to yield, when cut and polished, gems within a specified range of size, color cut and clarity.  Such proposed Individual Assortments shall be presented by Vendor to Retailer, who shall be entitled to have such Individual Assortments reviewed by its own consulting diamantaire. Retailer may propose adjustments to such Individual Assortments and both parties agree to act reasonably for the purpose of establishing agreed Individual Assortments. Failing agreement on the composition of one or more Individual Assortments, the parties shall resort to the arbitration provisions of Section 11.10 below. Once Vendor and Retailer have agreed on the composition of each Individual Assortment, the stones therein shall be laser-inscribed to identify each stone with the Individual Assortment of which it forms a part and retained by Vendor for purposes of sorting future production of Qualifying Rough and dividing it into Individual Assortments. Together, all Individual Assortments shall constitute the Standard Assortment. Retailer shall purchase from Vendor for the price that would apply hereunder to a purchase of such stones by Retailer from Vendor any Individual Assortment the stones in which have been laser-inscribed within ten (10) days of receiving Vendor’s invoice therefor. Such stones shall thereafter be held as Retailer’s property by Vendor until such time as Retailer demands delivery thereof in accordance with Incoterms. The parties may agree in writing at any time to not laser-inscribe the stones contained within any particular Individual Assortment.

4.2                  Determination of Nominal Prices

Once the Standard Assortment has been agreed, as provided in Section 4.1 above, Vendor or one of its Affiliates shall engage a diamantaire to provide his opinion as to the per carat market value of rough stones for each Individual Assortment. Such value shall be determined on the basis of a sale of such stones in New York City for U.S. dollars, cash on delivery, without reference to any Taxes, insurance or transportation charges, and shall assume a sale at the time of such determination between regular participants in the diamond trade such that the presumed buyer is a polisher/cutter purchasing raw materials for his operation. Such proposed values per carat shall be presented by Vendor to Retailer, who shall be entitled to have such proposed values reviewed by its own consulting diamantaire. Retailer may propose adjustments to such values and both parties agree to act reasonably for the purpose of establishing agreed values per carat for each Individual Assortment. Failing agreement on the value per carat for any one or more of the Individual Assortments, the parties shall resort to the arbitration provisions of Section 11.10 below. Once Vendor and Retailer have agreed on the value per carat of each Individual Assortment, such values shall be the “Nominal Prices” and the Nominal Price of each stone within an Individual Assortment may be determined by multiplying its weight in carats by the Nominal Price per carat assigned to its Individual Assortment.

4.3                  Determination of Market Prices

In each month of the term following the Production Date in which the Diamond Trading Company (“DTC”) holds a London site (or if the DTC discontinues its current practice, in months agreed by the parties), Vendor or one of its Affiliates shall endeavor to make open market sales of “Price Discovery Parcels.” Vendor shall make a payment to Retailer equal to                       (    %) of the proceeds received from open market sales of Price Discovery Parcels. Within the Price Discovery Parcels sold, Vendor shall distribute a representative selection of diamonds from as many of the Individual Assortments as practicable but the stones within each Price Discovery Parcel shall be roughly comparable in size, consistent with industry practice. Such sales shall be bona-fide arm’s length transactions in United States dollars with independent third parties without reference to any Taxes, insurance or transportation charges and shall be made in one or more of the four major diamond markets (New York, Antwerp, Tel Aviv and Mumbai). Retailer shall, at its request, be provided with all information and correspondence relative to such sale. The sales price of each Price Discovery Parcel sold shall be recorded (the “parcel price”) and the Nominal Price of the Price Discovery Parcel shall be computed as the sum of the Nominal Prices of each stone within said parcel (the “nominal parcel price”). The difference between the nominal parcel price and the parcel price shall be expressed as either a positive or negative percentage (an “adjustment percentage”). The adjustment percentage for a Price Discovery Parcel in which a stone was sold shall be applied to adjust the Nominal Price for the Individual Assortment from which such stone was drawn to the Market Price per carat, and such Market Price shall remain in effect for that Individual Assortment until the next monthly sale of Price Discovery Parcels for which a new Market Price for that Individual Assortment may be determined; provided, however, in the event that stones associated with the same Individual Assortment have different adjustment percentages from the same monthly sale, such adjustment percentages shall be averaged (simple mean) and that average shall be applied to determine the new Market Price.

ARTICLE V
TERM AND TERMINATION OF AGREEMENT

5.1      Expiration

The term of this Agreement shall expire on the tenth (10th) anniversary of the Production Date unless this Agreement shall earlier be terminated or cancelled as provided below in this Article 5. No extension or renewal of the term hereof shall occur unless the parties mutually execute a specific writing to that effect.

5.2      Default

This Agreement may be terminated by either party sixty (60) days after the giving of written notice of a material default under this Agreement on the part of the other party, unless such other party shall have cured such material default prior to the end of such sixty (60) day period. The term “material default” includes persistent or intentional failure to abide by the essential provisions of this Agreement or of purchase contracts arising out of this Agreement; such a default shall not be deemed cured unless steps are taken or procedures instituted or improved that give reasonable assurance, given the nature of the failure, that such failures shall not continue. Neither party shall be deemed to have breached this Agreement by reason of delay or failure in performance resulting from Force Majeure.

5.3      Effect

Expiration, termination, cancellation or non-renewal of this Agreement shall not discharge the obligation of either party in respect of outstanding purchase orders, with respect to the obligations of either party under purchase orders that have already been delivered or with respect to any liability which at the time of such expiration, termination, cancellation or non-renewal had already accrued to the other party or which thereafter may accrue in respect of any act or omission prior thereto. The following provisions of this Agreement shall survive expiration, termination, cancellation or non-renewal of this Agreement: Articles I, VIII and XI and Section 3.2 and this Section 5.3.

ARTICLE VI
VENDOR’S RIGHT

6.1      Vendor’s Right

Subject to Section 6.2, but notwithstanding any other provision in this Agreement, if Retailer and its Affiliates shall for any reason hold less than 8,000,000 common shares of Aber (as may be adjusted appropriately from time to time for share consolidations, stock splits, share reclassifications, capital reorganizations or similar transactions affecting either the designation or number of shares of Aber) during the period beginning on the date of this Agreement and ending on the date which is the second anniversary of the Production Date (the “Second Anniversary Date”), then Retailer shall give written notice (in this Article VI, the “Selling Notice”) to Vendor within two (2) Business Days of the occurrence of Retailer and its Affiliates holding less than 8,000,000 common shares of Aber. After receipt of the Selling Notice, Vendor shall, upon payment by Vendor to Retailer of the Discount Cancellation Amount (as defined below), thereafter, subject to Section 6.2, be entitled to send a notice (in this Article VI, the “Discount Cancellation Notice”) in writing to Retailer advising Retailer that the purchase price for all orders for Qualifying Rough placed after the date of the Discount Cancellation Notice shall be the Market Price in effect on the date of order placement (“Vendor’s Right”).

For the purposes of this Agreement, the “Discount Cancellation Amount” means a dollar amount equal to the net present value at an agreed discount rate of the aggregate of the estimated net discount to which Retailer would have been entitled pursuant to Section 3.2(a) of this Agreement over the remaining term of the Agreement. The Discount Cancellation Amount shall be determined by the parties in good faith, acting reasonably, provided that if the parties cannot agree on such amount within 10 Business Days after the delivery of the Discount Cancellation Notice, then Vendor and Retailer shall each immediately designate a person who is at arm’s length to the parties as its representative and the persons so selected shall jointly appoint a third person who is at arm’s length to the parties and their selected representatives. The persons so chosen shall select an independent qualified appraiser or business valuator (the “Appraiser”) to determine the Discount Cancellation Amount. The Appraiser shall be instructed to determine the Discount Cancellation Amount within 20 Business Days following his or her appointment. The determination of the Appraiser shall be final and binding upon the parties. In determining the Discount Cancellation Amount, the Appraiser shall be considered as an expert and shall not be construed as acting as an arbitrator within the meaning of the Arbitration Act, 1991 (Ontario). The parties shall cooperate with the Appraiser and shall provide all information and documents reasonably requested by the Appraiser.

6.2      Termination and Limitation of Vendor’s Right

(a)                    Vendor’s Right granted by this Article VI shall terminate in all respects and not be exercisable: (i) in the event that a Discount Cancellation Notice is not delivered to Retailer prior to the date which is 20 days after the Second Anniversary Date; (ii) if Vendor fails to deliver the Discount Cancellation Notice to Retailer within 20 days of receiving the Selling Notice; or (iii) upon the occurrence of an event described in Section 6.2(b). All costs associated with determining the Discount Cancellation Amount pursuant to Section 6.1 shall be borne by the Retailer.

(b)                   Notwithstanding any other provision in this Agreement, Vendor’s Right granted by this Article VI shall not be exercisable in the event that Retailer, together with its Affiliates, holds less than 8,000,000 common shares of Aber as a result of either: (i) tendering common shares of Aber in acceptance to a take-over bid made by circular by a third party at arm’s length to Retailer and its Affiliates and whom Retailer and its Affiliates have not in any way whatsoever encouraged to make such bid in accordance with the requirements of the Securities Act (Ontario); or (ii) is disposing of common shares of Aber in connection with a merger, amalgamation or other acquisition or business combination transaction involving the securities of Aber and such transaction has received the approval of the Board of Directors of Aber.

ARTICLE VII

RETAILER’S PROJECTIONS; RETURN OF DISCOUNT ON CERTAIN SALES

7.1      Projections.

Periodically, but no less often than January and July of each Agreement Year, Retailer shall provide Vendor with projections of expected purchases of Qualifying Rough by Retailer and its Affiliates for the following eighteen (18) month period. Such projections will be non-binding, but shall be based on Retailer’s standard merchandise planning process consistently applied.

7.2      Return of Discount on QPRP Sales

(a)                    Retailer acknowledges its obligations under Section 2.4 above and Vendor acknowledges that the nature of the selection and manufacturing processes will inevitably lead to a determination by Retailer and/or its Affiliates that certain items of Qualifying Rough or Qualifying Polished are unsuitable for resale by Retailer in the ordinary course of its business. With those obligations and that inevitability in mind, the parties have agreed to the provisions of this Section 7.2.

(b)                   For the purposes of this Section 7.2: “Qualifying Purchased Rough” means Qualifying Rough purchased by Retailer or its Affiliate from Vendor; “Qualifying Purchased Polished” means Qualifying Purchased Rough that has been polished by or for Retailer or its Affiliate; “QPRP” means either Qualifying Purchased Rough or Qualifying Purchased Polished or any combination of the foregoing; a “QPRP Sale” means any sale of QPRP by Retailer or its Affiliate to a third party who is not an Affiliate of Retailer or any of its Affiliates other than (i) sales of jewelry incorporating QPRP or (ii) transfers of Qualifying Purchased Rough for polishing and return to Retailer or its Affiliate, whether such transfer is characterized as a sale/repurchase arrangement, a consignment, a bailment or otherwise; and “Rough Cost” means that component of cost of goods sold, calculated on the basis of U.S. generally accepted accounting principles, consistently applied by Retailer or its Affiliate (whichever of the foregoing shall be the seller in a QPRP Sale) which represents the cost of the Qualifying Purchased Rough included in QPRP Sales and/or the cost of the Qualifying Purchased Rough used to produce the Qualifying Purchased Polished included in QPRP sales, it being understood and agreed that Rough Cost may be calculated on an allocated basis, through use of pooling and other cost accounting techniques and not necessarily on a per diamond basis, and that Rough Cost shall not include intra-Affiliate mark-ups, if any, imposed on any transfers or sales of QPRP between or among Retailer and its Affiliates.

(c)                    Retailer agrees to pay Vendor                   (    %) of the Rough Cost associated with all QPRP Sales made during the term of this Agreement. Such payments shall be made on or before the 25th  day of each calendar quarter for QPRP Sales made in the prior quarter and each payment shall be accompanied by a written statement stating the number of carats of QPRP sold in each QPRP Sale during the quarter and the Rough Cost associated with each such QPRP Sale.

(d)                   Vendor shall have the right to audit the records of Qualified Purchased Rough purchases and QPRP Sales at its own cost. Such audits must be conducted, if at all, within three years following the date of the QPRP Sale in question and failure to conduct such an audit shall be deemed to be an acceptance of the statements referred to in (c) above and the amount of such payments shall be deemed incontestible. Such audits shall be conducted at Vendor’s cost, provided, however, that if any such audit discloses a discrepancy to Vendor’s advantage of more than five percent (5%) of the total payments made to Vendor for QPRP Sales during the period under audit (which period shall not be less than one full calendar year) Retailer shall bear the reasonable costs for such audit. In the event an audit discloses a discrepancy between what was paid and what should have been paid, the party that has benefited from such discrepancy shall promptly pay the discrepancy to the other party, together with interest at the Default Rate. All material disclosed in the course of such an audit shall be considered to be confidential and subject to the provisions of Section 11.13 below.

ARTICLE VIII
VENDOR’S WARRANTIES

8.1                  Express Warranties

Vendor warrants that all stones shipped by Vendor shall

(a)                    be diamonds mined from Canadian mines;

(b)                   be labelled and invoiced with reference to its Individual Assortment;

(c)                    conform within the standards of the trade to the sample stones that make up its Individual Assortment;

(d)                   not have been treated by any process other than standard processing procedures for extraction, sorting and cleaning; and

(e)                    immediately following transfer of title to Issuer be free of all liens and encumbrances.

8.2                  Disclaimer of Additional Warranties

EXCEPT AS STATED ABOVE IN THIS ARTICLE EIGHT, VENDOR HEREBY DISCLAIMS ANY FURTHER WARRANTIES AND CONDITIONS, INCLUDING THE IMPLIED WARRANTIES AND CONDITIONS OF MERCHANTABILITY AND FITNESS FOR A PARTICULAR PURPOSE.

ARTICLE IX
ACCEPTANCE OF QUALIFYING ORDERS

9.1                  Means of Acceptance

Subject to Section 2.3, Vendor shall be deemed to have accepted all Qualifying Orders properly sent pursuant to the provisions of this Agreement unless Vendor objects in writing within five (5) Business Days. If Vendor fails to object within five (5) Business Days, Vendor shall be deemed to have waived any objection to the form of the order or to its status as a Qualifying Order and to have accepted the order as transmitted. If Vendor objects to the form or content of any order transmitted it may provide written notice of objection within the aforesaid time period and no contract of sale will arise from such order unless and until the writings of Issuer and Vendor agree as to quantities of Qualifying Rough which are subject to such order and the delivery dates therefor.

ARTICLE X
SPECIALS

10.1           Specials

Should Vendor come into possession of Specials, it shall afford Retailer a reasonable opportunity to bid for such stones.

ARTICLE XI
GENERAL

11.1           Assignment

Neither of the parties may assign any right, benefit or interest in this Agreement without the written consent of the other and any purported assignment without such consent will be void, provided, however, Retailer may assign the right to place Qualifying Orders under this Agreement to one or more of Retailer’s Affiliates, in which case Retailer shall remain fully responsible for the performance of such Affiliates under any contracts of sale arising from such assignment(s), and, provided further, Vendor may grant a security interest in, or otherwise assign, the rights and benefits of Vendor hereunder to a lender or lenders to Vendor, or a trustee or agent for and on behalf of such lender or lenders (collectively, a “Secured Party”) and any such Secured Party may assign such rights and benefits to a purchaser of the interest of Vendor in the Diavik Mine pursuant to the enforcement of such security interest or other assignment.

11.2           Entire Agreement

This Agreement constitutes the entire agreement between the parties and supercedes every previous agreement, communication, expectation, negotiation, representation, warranty or understanding whether oral or written, express or implied, statutory or otherwise, between the parties with respect to the subject matter of this Agreement including the Supply Agreement, the Rough Diamond Supply Agreement and the Partnership Agreement which agreements are hereby terminated and are without further force and effect.

11.3           Severability

Any provision hereof which is prohibited or unenforceable shall be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof.

11.4           Further Acts

Each party will execute and deliver such further agreements and documents and do such further acts and things as any other party reasonably requests to evidence, carry out or give full force and effect to the intent of this Agreement.

11.5           Good Faith

Each party will act towards the other with the utmost good faith with the intention of providing to the other party the benefits of this Agreement that have been bargained for.

11.6           Governing Law

This Agreement and all purchase orders arising out of this Agreement are and will be deemed to have been made in the Province of Ontario, Canada, for all purposes will be governed exclusively by and construed and enforced in accordance with the laws prevailing in the Province of Ontario and the rights and remedies of the parties will be determined in accordance with those laws. Each of the parties irrevocably attorn and submit to the non-exclusive jurisdiction of the Superior Court of Justice of Ontario.

11.7           Enurement

This Agreement will enure to the benefit of and be binding upon the respective legal representatives and successors and permitted assigns of the parties.

11.8           Counterparts and Facsimile Copies

This Agreement may be executed in any number of counterparts and by facsimile copies with the same effect as if all parties to this Agreement had signed the same document and all counterparts and facsimile copies will be construed together and will constitute one and the same instrument.

11.9    Notices

All notices and communications which may be or are required to be given by any party to any other party (including Qualifying Orders given by Issuer to Vendor) shall be in writing and (i) delivered personally, (ii) sent by prepaid courier service or mail, or (iii) sent by facsimile to the parties at their following respective addresses:

For Retailer

Tiffany and Company
600 Madison Avenue
New York, New York 10022

Attention: Office of the General Counsel
Facsimile: (212) 230-5324

For Vendor

Aber Diamond Mines Ltd.
P.O. Box 939, 4902-49th  Street
Yellowknife, NWT
XIA 2N7

Attention: President
Facsimile: (867) 873-6543

With a copy to:

PO Box 4569 Station A
Toronto, Ontario
M4W 4T9

Attention: President and Chief Executive Officer
Facsimile: (416) 362-2230

Any such notices so given shall be deemed conclusively to have been given and received when so personally delivered or delivered by courier, or on the day on which transmission is confirmed if sent by telecopier, or on the fifth day following the sending thereof by mail. Any party may from time to time change its address hereinabove set forth by notice to the other parties in accordance with this section.

11.10 Arbitration

Any controversy or claim arising out or relating to this Agreement shall be settled by arbitration in accordance with the procedures set out in Schedule 11.10.

11.11 Amendments

No amendment or modification of this Agreement shall be binding unless in writing signed by both parties.

11.12 Acknowledgement and Agreement of Retailer

Upon receipt of notice of the grant of a security interest by Vendor to a Secured Party which contains:

(i)                       a direction of Vendor to make payments directly to the Secured Party;

(ii)                    an agreement by the Secured Party binding upon such Secured Party and its successors in interest that if the Secured Party enters into possession of Vendor’s interest in the Diavik Mine and receives, in respect of such interest, Qualifying Rough, the Secured Party will, to the extent of the Qualifying Rough received, and to the extent permitted by its obligations under applicable law, be bound by the covenants and undertakings of Vendor hereunder; and

(iii)                 an agreement of the Secured Party binding upon such Secured Party and its successors in interest that if the Secured Party disposes, other than by way of sale under court process, of the interest of Vendor in the Diavik Mine, the Secured Party will use reasonable efforts to cause the purchaser to agree to be bound by this Agreement, then Retailer agrees to deliver an acknowledgement to such Secured Party in the form of Schedule 11.12attached.

11.13 Confidentiality

This Agreement and all information received by the parties pursuant to this Agreement shall not be disclosed by the parties to any other Person unless such information has already been disclosed in a public filing, such information is being provided to a party’s legal or financial adviser or to any Person bound by the terms of a confidentiality agreement giving effect to the obligation of confidentiality in this Section 11.13 or, in all other cases, except with the approval of the parties or, in the following cases, upon prior Notice to the parties (including particulars of the proposed disclosure):

(a)                    if required to be disclosed in legal proceedings, but only to the extent so required;

(b)                   to the extent required to be disclosed to, or in compliance with any requirements of, any Authority, but only to the extent so required; or

(c)                    to the extent required to be disclosed for a party’s external auditors or accounting firm for the purpose of conducting an audit of such party’s overall business operations.

All reports and other information referable to this Agreement received by the parties or their respective officers, directors, employees or shareholders shall be considered to have been received on an absolutely confidential basis and accordingly shall not be disclosed to any Person whatsoever save as expressly permitted under this Section 11.13.

IN WITNESS WHEREOF, the parties hereto have hereunto duly executed this Agreement on the date first written above.

TIFFANY AND COMPANY, a New York Corporation

Per:	/s/ Patrick Dorsey
	Name:	Patrick Dorsey
	Title:	Senior Vice-President

ABER DIAMOND MINES LTD., A Northwest Territories Corporation

Per:	/s/ Robert A. Gannicott
	Name:	Robert A. Gannicott
	Title:	President

SCHEDULE 11.10
ARBITRATION RULES OF PROCEDURE

1.                         Disputes Covered by these Rules. The disputes to be covered by the provisions of these Rules of Procedures (the “Rules”) are those disputes referred to in Section 11.10 of the Agreement to which this Schedule 11.10 is attached and which arise out of or relate to or are in connection with any of the formation, interpretation, application, operation, and enforcement of the Agreement.

2.                         Exclusive Jurisdiction. Subject to the provisions of Section 11.6 (Governing Law), it shall be a condition precedent to the bringing of any legal proceedings with respect to the disputes referred to in Section 11.10 (Arbitration), that the settlement procedure provided for in these Rules shall have been followed and completed.

3.                         Appointment of Arbitration Board

(a)                    If any Party wishes to have any matter under this Agreement arbitrated in accordance with the provisions of this Agreement, it shall give notice (“Arbitration Notice”) to the other Party specifying particulars of the matter or matters in dispute and proposing the name of its nominee.

(b)                   Arbitration shall be carried out by an Arbitration Board of three persons. If the parties agree in writing, the Arbitration Board may be composed of a single arbitrator.

(c)                    The parties will attempt in good faith to agree to a mutually acceptable qualified Arbitration Board, that is willing to act, but if the parties are unable to do so within 15 days of the giving of the Arbitration Notice, either party may request an Ontario court of competent jurisdiction to do so.

(d)                   No member of the Arbitration Board may be a director, officer, an employee or shareholder of either Party or of any Affiliate or Associate of that Party or any Associate of any such director, officer, employee or shareholder or any other person who has a direct financial interest in such Party or in any Associate or affiliate of such Party or of a director, officer, employee, or shareholder of such Party or who has a direct financial interest in the matter in dispute.

(e)                    The expenses of the Arbitration Board shall be borne equally by the parties.

4.                         Qualifications of Arbitration Board. The Arbitration Board shall consist of three individuals, one of which shall have not less than 10 years experience as a licensed practising lawyer, and one of which shall have not less than 10 years experience in or with the diamond mining industry. If the Arbitration Board consists of only one person, as agreed by the parties, then the sole arbitrator shall have not less than 10 years experience in or with the diamond mining industry and must have acted as an arbitrator or mediator within the previous five years. Without limiting the generality of the foregoing, the Arbitration Board shall be at arm’s length from both parties and no member of the Arbitration Board shall be a member of the audit or legal firm or firms who advise either Party, nor shall he/she be a person who is otherwise regularly retained by such parties.

5.                         Submission of Written Statements

(a)                    Within 20 days of the appointment of the Arbitration Board, the Party initiating the arbitration (the “Claimant”) shall send the other Party (the “Respondent”) a Statement of Claim setting out in sufficient detail the facts and any contentions of law on which it relies, and the relief that it claims.

(b)                   Within 20 days of the receipt of the Statement of Claim, the Respondent shall send the Claimant a Statement of Defence stating in sufficient detail which of the facts and contentions of law in the Statement of Claim it admits or denies, on what grounds, and on what other facts and contentions of law he relies.

(c)                    Within 20 days of receipt of the Statement of Defence, the Claimant may send the Respondent a Statement of Reply.

(d)                   All Statements of Claim, Defence and Reply shall be accompanied by copies (or, if they are especially voluminous, lists) of all essential documents on which the Party concerned relies and which have not previously been submitted by any Party, and (where practicable) by any relevant samples.

(e)                    After submission of all the Statements, the Arbitration Board will give directions for the further conduct of the arbitration.

6.                         Meetings and Hearings

(a)                    The arbitration shall take place in the City of Toronto, Ontario, or in such other place as the Claimant and the Respondent shall agree upon in writing. The arbitration shall be conducted in English unless otherwise agreed by such parties and the Arbitration Board. Subject to any adjournments which the Arbitration Board allows, the final hearing will be continued on successive working days until it is concluded.

(b)                   All meetings and hearings will be in private unless the parties otherwise agree.

(c)                    Any Party may be represented at any meetings or hearings by legal counsel.

(d)                   Each Party may examine, cross-examine and re-examine all witnesses at the arbitration.

7.                         Powers of Arbitrator. By submitting a dispute to settlement under these Rules, the parties shall be taken to have conferred on the Arbitration Board the following jurisdiction and powers, to be exercised by the Arbitration Board so far as the relevant law allows, and in its absolute and unfettered discretion, if the Arbitration Board shall judge it to be expedient for the purpose of ensuring the just, expeditious, economical and final determination of the dispute. The Arbitration Board shall have jurisdiction to:

(a)                    determine any question of fact and law;

(b)                   determine any question as to its own jurisdiction;

(c)                    determine any question of good faith, dishonesty or fraud arising in the dispute;

(d)                   order any Party to furnish such further details of the Party’s case, in fact or in law, as it may require;

(e)                    proceed notwithstanding the failure or refusal of any Party to comply with these Rules or with its orders or directions, or to attend any meeting or hearing, but only after giving that Party written notice that it intends to do so;

(f)                      order the parties to produce to the Arbitration Board, and to each other for inspection, and to supply copies of, any documents in their possession or power which it determines to be relevant. Notwithstanding the foregoing, the Arbitration Board shall allow discovery only to the extent of a single request for production of documents; oral depositions or other discovery requests shall not be permitted unless the Arbitration Board finds and informs the parties that denial of such requests would be manifestly unjust;

(g)                   receive and take into account such written or oral evidence as it shall determine to be relevant, whether or not strictly admissible in law;

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(h)                   hold meetings and hearings (at which the parties may be represented by legal counsel) and consider written and oral evidence and make his/her award (including any interim award considered necessary by the Arbitration Board, and the final award) in Ontario, and, with the concurrence of the parties thereto, elsewhere; and

(i)                       make any other interim or final orders which it considers to be appropriate in all the circumstances for any of the above purposes.

In addition, the Arbitration Board shall have such further jurisdiction and powers as may be allowed to it by the International Commercial Arbitrations Act (Ontario), the Agreement, the specific submission referred to herein and the arbitral laws of any place in which it holds hearings or in which witnesses attend, and of any place in which it gives any directions or makes any orders or any award.

8.                         The Award. The Arbitration Board shall include in its award an order as to the payment of the costs of the proceedings and reasonable counsel fees, and, subject to the discretion of the Arbitration Board, costs will follow success unless, in the opinion of the Arbitration Board, there is a compelling reason to depart from such result. Any Party ordered to pay costs may avail itself of any procedure for the taxing of costs, provided, however, that the parties specifically agreed that the officer taxing such costs need not be bound by any statutory scale of costs.

The Arbitration Board will make its decision in writing and, unless the parties otherwise agree, the Arbitration Board’s reasons will be set out in the award. The Arbitration Board will send such award to the parties as soon as practicable after the conclusion of the proceedings. The award shall be final and binding on the parties and shall not be subject to any appeal or review procedure whatsoever, provided that the Arbitration Board followed the Rules in good faith. The Arbitration Board shall reconsider its findings once at the request and expense of a Party, but in such event shall limit the parties to a single memorandum stating any relevant new evidence, points and authorities, unless doing so would be manifestly unjust.

9.                         Access to Courts for Enforcement and Interim Remedies. The parties consent to the award of the Arbitration Board being entered in any Court having jurisdiction for the purposes of enforcement. In addition, if it appears to any party that the Arbitration Board lacks the power to give effective interim relief, either Party may apply to any appropriate Court for such relief.

10.                  Confidentiality. All meetings and hearings of or by the Arbitration Board shall be in private. All matters in dispute, all claims, submissions, evidence and findings, and the award itself (collectively, the “Information”) shall be kept confidential by the Arbitration Board, and no information regarding any of the foregoing will be released to any third Party or otherwise made public without the written consent of both parties, except as otherwise contemplated herein and except for such Information if:

(a)                    the Information is, or becomes, publicly available other than through a breach of the Agreement;

(b)                   the Information is subsequently lawfully obtained by the recipient from a third party, without breach of the Agreement by the recipient;

(c)                    the Information was known to the recipient prior to disclosure to it by the other Party or is independently developed by the recipient;

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(d)                   the other Party has provided its prior written consent to such disclosure by the recipient;

(e)                    the Information relates to general concepts of diamond mining technology or procedures; or

(f)                      the Information is required to be disclosed by the recipient by the order of any Court or tribunal of competent jurisdiction or regulatory authority.

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SCHEDULE 11.12
ACKNOWLEDGMENT

Tiffany and Company (the “Retailer”) refers to the Diamond Supply Agreement dated       , 2002 between Aber Diamond Mines Limited, as Vendor (the “Borrower”) and Retailer (the “Diamond Supply Agreement).

Retailer consents to the grant by the Borrower of a security interest in the rights and benefits of the Borrower under the Diamond Supply Agreement to [insert name of lenders or agent for lenders] (the “Secured Party”) and to the assignment by the Secured Party of the rights and benefits of the Diamond Supply Agreement pursuant to the enforcement of such security interest, all as described in the notice of security interest appended hereto.

Retailer acknowledges and agrees in favour of the Secured Party as follows:

1.                          The Diamond Supply Agreement is in full force and effect, unamended, on the date hereof.

2.                          Retailer will not consent to any material amendment to or material waiver under the Diamond Supply Agreement without the prior written consent of the Secured Party which shall not be unreasonably withheld or delayed, and any such amendment or waiver if effected without such consent shall be ineffective.

3.                          Retailer will not exercise any right of termination by reason of any breach or default by any other party to the Diamond Supply Agreement except after 60 days prior written notice to the Secured Party. The Secured Party shall have the right, but not the obligation, to remedy any such breach or default or perform such Diamond Supply Agreement on behalf of the defaulting party and to the extent the Secured Party is diligently proceeding to remedy such breach or default (which is of a curable nature) then such rights of termination will not be exercised except after 90 days prior written notice to the Secured Party. For greater certainty, this acknowledgement and agreement in favour of the Secured Party will not affect any rights Retailer may have in respect of purchase orders for Qualifying Rough issued pursuant to the Diamond Supply Agreement.

4.                          Any payment to be made by Retailer to the Borrower shall be made, unless and until the Secured Party and the Borrower may otherwise direct, by joint direction, to the account specified in the notice of security interest appended hereto.

Tiffany and Company

By:	/s/ Patrick B. Dorsey
Name: Patrick B. Dorsey
Title: Senior Vice-President, Secretary and General Counsel

AMENDMENT TO DIAMOND SUPPLY AGREEMENT

THIS AMENDMENT TO DIAMOND SUPPLY AGREEMENT is made this 6th day of December, 2004 BETWEEN:

TIFFANY AND COMPANY, a corporation incorporated under the laws of the State of New York

(“Retailer”)

OF THE FIRST PART

and

ABER DIAMOND MINES LTD., a corporation incorporated under the laws of the Northwest Territories, Canada

(“Vendor”)

OF THE SECOND PART

WHEREAS Aber Fifth Avenue Corporation (an Affiliate of Vendor) and Tiffany & Co. ICT, Inc. (an Affiliate of Retailer) entered into a Partnership Agreement (the “Partnership Agreement”) dated as of November 1, 2001 and, in connection therewith, established the Abany Diamond Partnership (the “Partnership”), which Partnership entered into a rough diamond supply agreement (the “Rough Diamond Supply Agreement”) with Vendor dated as of November 1, 2001 in respect of the supply of rough diamonds by Vendor to the Partnership, and which Partnership entered into a supply agreement (the “Supply Agreement”) with Retailer dated as of November 1, 2001 in respect of the supply of rough diamonds by the Partnership to Retailer;

AND WHEREAS Aber Fifth Avenue Corporation and Tiffany & Co. ICT, Inc. amended the Partnership Agreement and suspended the operations of the Partnership and, in connection therewith, (a) Vendor and the Partnership terminated the Rough Diamond Supply Agreement; (b) the Partnership and Retailer terminated the Supply Agreement; and (c) Vendor and Retailer entered into the Diamond Supply Agreement dated March 10, 2003 (such Diamond Supply Agreement, as the same may have been and may be amended and supplemented, is hereinafter referred to as the “Diamond Supply Agreement”);

AND WHEREAS the Vendor, in consideration of the payment to the Retailer of the sum of U.S.$12,000,000 (the “Cancellation Amount”) plus applicable GST, has pursuant to the exercise of the Vendor’s Right set forth in Section 6.1 of the Diamond Supply Agreement agreed to cancel the discount in respect of orders for Qualifying Rough and the parties have determined to amend and restate the Diamond Supply Agreement to give effect to such cancellation;

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the mutual covenants and agreements contained herein and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged by each of the parties hereto, the parties covenant and agree as follows:

1.        Cancellation of Discount

The Vendor agrees to pay the Cancellation Amount plus applicable GST by wire transfer to the account of the Retailer as specified in Schedule “A”, such wire transfer to be sent not later than 12:00 noon on Thursday, December 9, 2004.

2.        Amendments to the Diamond Supply Agreement

Effective immediately, the Diamond Supply Agreement shall be amended as follows:

(a)                    Section 1.1 shall be amended by deleting the definitions “Discount Cancellation Amount”, “Discount Cancellation Notice” and “Vendor’s Right” in their entirety;

(b)                   Section 3.2(a) shall be deleted in its entirety and replaced by the following:

“(a)               the purchase price for all Qualifying Rough shall be the Market Price in effect during the month of order placement, regardless of the date that the Qualifying Order is actually or deemed accepted by Vendor and regardless of the date of shipment;”

(c)       Section 4.3 shall be deleted in its entirety and replaced by the following:

“4.3    Determination of Market Prices

In each month of the term following the Production Date in which the Diamond Trading Company (“DTC”) holds a London site (or if the DTC discontinues its current practice, in months agreed by the parties), Vendor or one of its Affiliates shall endeavor to make open market sales of “Price Discovery Parcels.” Within the Price Discovery Parcels sold, Vendor shall

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distribute a representative selection of diamonds from as many of the Individual Assortments as practicable but the stones within each Price Discovery Parcel shall be roughly comparable in size, consistent with industry practice. Such sales shall be bona-fide arm’s length transactions in United States dollars with independent third parties without reference to any Taxes, insurance or transportation charges and shall be made in one or more of the four major diamond markets (New York, Antwerp, Tel Aviv and Mumbai). Retailer shall, at its request, be provided with all information and correspondence relative to such sale. The sales price of each Price Discovery Parcel sold shall be recorded (the “parcel price”) and the Nominal Price of the Price Discovery Parcel shall be computed as the sum of the Nominal Prices of each stone within said parcel (the “nominal parcel price”). The difference between the nominal parcel price and the parcel price shall be expressed as either a positive or negative percentage (an “adjustment percentage”). The adjustment percentage for a Price Discovery Parcel in which a stone was sold shall be applied to adjust the Nominal Price for the Individual Assortment from which such stone was drawn to the Market Price per carat, and such Market Price shall remain in effect for that Individual Assortment until the next monthly sale of Price Discovery Parcels for which a new Market Price for that Individual Assortment may be determined; provided, however, in the event that stones associated with the same Individual Assortment have different adjustment percentages from the same monthly sale, such adjustment percentages shall be averaged (simple mean) and that average shall be applied to determine the new Market Price.”

(d)                   Article VI “Vendor’s Right” shall be deleted in its entirety;

(e)                    The heading under Article VII shall be amended to read as follows:

“ARTICLE VII – RETAILER’S PROJECTIONS”

(f)                      Section 7.2 “Return of Discount on QPRP Sales” shall be deleted in its entirety.

3.                         Transitional

For greater certainty, the parties agree that the foregoing amendments to the Diamond Supply Agreement do not affect the payment obligations or rights to payment of each of the parties arising prior to the date hereof under the Diamond

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Supply Agreement in respect of: (i) purchases of Qualifying Rough made prior to the date hereof, (ii) sales of Price Discovery Parcels made prior to the date hereof, or (iii) QPRP Sales made prior to the date hereof (in each case, such capitalized terms having the meanings ascribed to them in the Diamond Supply Agreement).

4.                         No Implied Amendments

The parties agree that all other terms and conditions of the Diamond Supply Agreement will remain in full force and effect unamended except as expressly set forth in this Amendment Agreement.

5.                         Time of the Essence

Time is expressly declared to be of the essence of this Amendment Agreement. Any extension of time hereunder shall not be deemed to be or to operate in law as a waiver on the part of that party granting the extension that time is no longer of the essence.

6.                         Further Acts

Each party will execute and deliver such further agreements and documents and do such further acts and things as any other party hereto reasonably requests to evidence, carry out or give full force and effect to the intent of this Amendment Agreement.

7.                         Enurement

This Amendment Agreement will enure to the benefit of and be binding upon the respective legal representatives and successors and permitted assigns of the parties.

8.                         Counterparts and Facsimile Copies

This Amendment Agreement may be executed in any number of counterparts and by facsimile copies with the same effect as if all parties to this Amendment Agreement had signed the same document and all counterparts and facsimile copies will be construed together and will constitute one and the same instrument.

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IN WITNESS WHEREOF, the parties hereto have hereunto duly executed this Amendment to Diamond Supply Agreement on the date first above written.

TIFFANY AND COMPANY, a New York Corporation

By:	/s/ James N. Fernandez
Name: James N. Fernandez
Title: Executive V.P. & CFO

ABER DIAMOND MINES LTD., a Northwest Territories Corporation

By:	/s/ Robert A. Gannicott
Name: Robert A. Gannicott
Title:

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SCHEDULE “A”
WIRE TRANSFER INSTRUCTIONS

Tiffany and Company - USD Receipt

Account Name: Tiffany and Company
Reference: Extinguishment and Termination Agreement